The WhiteWave Foods Company
1225 17th Street, Suite 1000
Denver, CO 80202

January 16, 2015

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Brad Skinner, Senior Assistant Chief Accountant
Michael Fay, Staff Accountant

Re:	The WhiteWave Foods Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-35708
Ladies and Gentlemen:
In this letter, The WhiteWave Foods Company (the “Company,” “WhiteWave,” “we,” “our” or “us”) responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 19, 2014 (the “Letter”) regarding our Form 10-K for the fiscal year December 31, 2013 (“Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2014 (“Form 10-Q”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. All page references in the responses set forth below refer to page numbers in our Form 10-K or Form 10-Q. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Form 10-K or Form 10-Q.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
North America Segment Results, page 47
1. We note that net sales increased 10.5% during 2013 and on pages 7 and 41 you highlight a number of new product introductions that occurred during 2013. Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which material increases in net sales are attributable to the introduction of new products, but you do not address new products in your discussion of results. Please explain to us how your disclosure complies with the guidance, or provide us revised disclosure for inclusion in your filings that addresses Item 303(a)(3)(iii).

Response: The Company introduces new products on a regular basis, ranging from new flavor extensions, new ingredients, and new packaging types, to entirely new product categories or subcategories.  The overall impact on our sales may vary depending on the nature of the new product.  Some new products are incremental to our overall sales, while other new products may largely replace revenues as consumers shift purchases from existing to new products. As a result, we have been cautious in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) not to overemphasize the financial impact of new products.
However, we appreciate the Staff’s comment and acknowledge that additional narrative description of new products, particularly with respect to those products that have contributed the most to our increases in net sales, may be helpful to investors in understanding our business. We intend to provide additional narrative with respect to new product introductions, as appropriate, in future filings.  As an example, see Schedule A for the revisions to our disclosures regarding 2013 net sales that we intend to include in our 2014 Form 10-K.
2. We note the significance of the revenues and growth of almond milk, as discussed in your February 13, 2014 earnings call, and that you do not provide any information related to almond milk in the discussion of your results of operations. Please explain to us how you determined that information related to changes in revenue attributable to almond milk is not necessary for an understanding of your results of operations, as set forth in Item 303 of Regulation S-K, or provide us revised disclosure for inclusion in your filings that addresses Item 303. Similarly, please address why information related to soy milk is not required for an understanding of your results based upon its historical significance and decreasing contribution to revenues. As part of your response, provide us, as supplemental information, the sales totals for these two categories for the years presented and through the interim period ended September 30, 2014.

Response: The Company has considered the Staff's comments and the requirements of Item 303 of Regulation S-K and related interpretations. We believe that the overall growth and evolution of the total plant-based foods and beverages category is more indicative of the performance of our business than changes in the individual subcategories of almond, soy, and coconut. Since the introduction of almondmilk in 2010, the growth in the total plant-based foods and beverages category has accelerated, even while the soymilk subcategory has declined. As consumer preferences have shifted from soy to almondmilk, our decline in sales of soymilk have been more than offset by our increase in sales of almondmilk, which has similar financial characteristics. As a result, we are generally indifferent as to the growth of the specific subcategories and, instead, are focused on the growth of the total plant-based foods and beverages category.
However, in an effort to add additional clarity to our discussion of sales results in 2013, we have revised our 2013 language to be included in the 2014 Form 10-K to include additional narrative with respect to the increase in the net sales of almondmilk, and the decline in the net sales of soymilk. We will provide such narrative, as appropriate, in future filings as well. As an example, see Schedule A for the revisions to our disclosures that we intend to include in our 2014 Form 10-K.
We have replied to your request for supplemental information in a separate letter of even date herewith.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Notes to Condensed Consolidated Financial Statements, page 7
Note 14: Segment, Geographic, and Customer Information, page 25
3. We note that your North America segment includes your organic greens and produce categories, which were recently acquired as part of the Earthbound Farm transaction. However, information in various press releases indicates that you operate Earthbound Farm as a separate business unit and that the president of Earthbound Farm has “full operational responsibility” and reports to your CEO and Chairman. These two factors seem to indicate that Earthbound Farm is a separate operating segment. Please provide us an analysis of the factors you considered in your determination that Earthbound Farm is not an operating segment.

Response: A substantial motivation for our acquisition of Earthbound Farm (“Earthbound”) in January 2014 was its strategic fit within our existing North America segment. The acquisition of Earthbound added an additional platform to our North America operating segment, which already participated in the “better for you” product space with brands such as Silk and Horizon Organic, and was consistent with the Company’s publicly-stated acquisition strategy to acquire ‘on trend’, branded consumer products businesses with long-term growth characteristics similar to our existing portfolio. As we stated in our January 2014 press releases, the acquisition of Earthbound, together with the Company's existing Horizon Organic platform, allowed us to “provide the two most popular gateways for consumers to enter the organic category…”. Furthermore, Earthbound targeted the same consumer segments, operated in the same geographies, and sold into the same customer channels as our existing North America business. Beyond these consumer and marketplace similarities, we also believed that Earthbound's supply chain, including organic farming and related certification requirements, and distribution and warehousing, provided potential synergies.

Based on these factors, we believed that significant integration opportunities existed between the two businesses. Our intent was to integrate as much of the two businesses as possible in order to leverage synergies available to us and to ensure allocation of human, financial and capital resources across North America in a way that maximizes the potential of both businesses. Considering the significance of this acquisition, a new Earthbound President, reporting directly to our Chairman and CEO, was hired to oversee the newly acquired business to ensure that our financial expectations regarding this investment were achieved, to begin standardizing Earthbound’s processes consistent with the rest of the Company and to oversee an evaluation of the integration opportunities and the related implementations. Throughout 2014, we integrated some functions and processes and we anticipate further integration opportunities over time. One significant initiative currently underway includes migrating Earthbound onto the North America SAP platform, where the same processes, controls, and tools utilized by our historical North America business will be adopted, which will create opportunities for further integration across the two businesses.

With respect to segment reporting, we evaluated the above factors in connection with our consideration of the requirements of ASC 280-10. ASC 280 defines an operating segment as a component of a company with the following three general characteristics:

1.	Engages in business activities from which it may incur revenue or incur expenses

2.	Operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Discrete financial information is available

Given that Earthbound was a standalone company at the time of acquisition, the characteristics set forth in the first and third points have existed since the acquisition. With respect to point two, our CODM primarily makes decisions about the allocation of resources and assesses performance at our current North America and Europe segment level. This is consistent with the structure of our monthly CODM package, which does not include separate financial results for Earthbound. Separate Earthbound financial information was shared, however, with the CODM on a periodic basis during 2014 as a means of monitoring the first-year progress of the acquisition and the transition into the WhiteWave portfolio. The reporting of such information was intended to be short term (i.e. during 2014).

Based on our consideration of the above factors, including our plans to integrate functions and leverage resources across these similar businesses, we concluded that the Earthbound business was not a separate operating segment and our existing North America and Earthbound businesses were one reportable segment. We believe that this conclusion was consistent with the requirements of ASC 280-10.

However, in connection with our recent annual planning process for 2015, we reviewed the Earthbound integration evaluation and progress made to date. Upon completion of this process, we concluded that, while further integration opportunities remain, we will not pursue integration of certain Earthbound core business functions (e.g. sales, supply chain) in the near term. As a result of this conclusion, and for other strategic reasons, we have made the decision that the Earthbound business will be operated largely autonomously and will continue to be led by its own President, who will continue to report directly to our CEO, for the foreseeable future.

Based on this decision, we will begin reporting the Earthbound business as a separate reportable segment beginning with our 2014 Form 10-K filing, resulting in three reportable segments: two in North America and one in Europe.

Acknowledgments and Conclusion
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on our review of the Letter, and as described herein, we believe that our Form 10-K and Form 10-Q comply with all applicable requirements, and we therefore believe that no amendments to those filings are necessary. Instead, as indicated in our responses above, we propose to make appropriate clarifications or modifications to our disclosures in future filings with the Commission.

If you have any questions, please do not hesitate to contact me at (303) 635-4133 or jim.hau@whitewave.com. If the Staff disagrees with any of our responses, we would appreciate the opportunity to discuss our responses via telephone at your convenience.
Very truly yours,
/s/ James T. Hau
James T. Hau
Vice President and Chief Accounting Officer

cc:	Kelly J. Haecker, Chief Financial Officer
Roger E. Theodoredis, Executive Vice President, General Counsel

Schedule A

Total net sales - Total net sales increased $202.6 million, or 10.5%, in 2013 compared to the prior year.  The increase was primarily driven by volume growth across all platforms, but particularly plant-based food and beverages and coffee creamers and beverages.
Net sales growth in the plant-based foods and beverages platform continues to be driven by strong growth in the overall category.   In particular, we continue to experience robust growth in our almondmilk sales, partially offset by declines in our soymilk sales.  New product introductions also contributed to our growth in almondmilk, led by the Unsweetened and Light product line extensions.
Growth in our coffee creamers and beverages platform also continues to be driven by a growing category, enhanced by contributions from International Delight new products, led by several flavor extensions and sales from the introduction of our Iced Coffee Light line of products.

Net sales also benefited from a favorable product mix and the impact of the commercial arrangements with current and former Dean Foods subsidiaries that were implemented in connection with the initial public offering, including the transition of sales of certain WhiteWave products from Morningstar in accordance with the transitional sales agreement.